UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TIME INC.
(Name of Subject Company (Issuer))
GOTHAM MERGER SUB, INC.
MEREDITH CORPORATION
(Names of Filing Persons (Offerors))
Common Stock, Par Value $1 Per Share
(Title of Class of Securities)
887228104
(CUSIP Number of Class of Securities)
John S. Zieser
Chief Development Officer, General Counsel and Secretary
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309
(515) 284 - 3000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Kevin Mills
Cooley LLP
1299 Pennsylvania Avenue, NW
Suite 700
Washington, DC 20004
(202) 842-7800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Gotham Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Meredith Corporation, an Iowa corporation (“Parent”), for all of the outstanding common stock of Time Inc., a Delaware corporation (“Time”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of November 26, 2017, by and among Parent, Purchaser and Time (the “Offer”).

Additional Information

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Time or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Time. The offer to purchase shares of Time’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser, and the solicitation/recommendation statement will be filed with the SEC by Time. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 12	Exhibits.

99.1	Investor presentation dated November 27, 2017

99.2	Conference call transcript

INDEX TO EXHIBITS

Exhibit Number	Item

99.1	Investor presentation dated November 27, 2017

99.2	Conference call transcript